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                                                                      Exhibit 99

FOR IMMEDIATE RELEASE           CONTACT:               Robert Grissinger
                                                       President and
                                                       Chief Executive Officer
                                                       Shiloh Industries, Inc.
                                                       (419) 525-2315

                             SHILOH AND MTD ANNOUNCE
                              PROPOSED TRANSACTION
                             -----------------------

         Mansfield, Ohio, June 12, 1997--Shiloh Industries, Inc. (NASD:SHLO) and MTD Products, Inc. ("MTD") today announced that certain stockholders of Shiloh have indicated that they would support a proposed transaction by MTD for the acquisition for $19.00 per share of all the outstanding shares of common stock of Shiloh not currently owned by MTD. MTD, owner of approximately 36 percent of Shiloh's outstanding common stock, and these stockholders of Shiloh own in the aggregate approximately 66 percent of the outstanding common stock of Shiloh.

         Shiloh also announced that it intends to form a special committee of its Board of Directors to consider and negotiate the terms of the proposed transaction. Any transaction involving Shiloh, MTD and the other stockholders of Shiloh will be subject to, among other things, the negotiation and execution of definitive agreements. No assurances can be given, however, that MTD and Shiloh will reach agreement on the terms and conditions of any proposed transaction or if reached, that such transaction will be consummated.

         MTD Products is a privately held manufacturer of outdoor power equipment and tools, dies and stampings for the automotive industry.

         Based in Mansfield, Ohio, Shiloh Industries is a supplier of high-quality steel blanks, stampings and processed steel to automotive, appliance and other industrial manufacturers. The Company currently operates six facilities in Ohio and two in Michigan.